                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 1)

                                 Foreland Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    345458301
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Harvey H. Cody III
                            Petro Source Corporation
                           9801 Westheimer, Suite 900
                              Houston, Texas 77042
                                 (713) 972-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               August 11, 1998(1)
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345458301

--------------------------------------------------------------------------------
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Petro Source Corporation
--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
     (3)  SEC Use Only

--------------------------------------------------------------------------------
     (4)  Source of Funds

          OO (2)
--------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                     [ ]
--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          Utah
--------------------------------------------------------------------------------
Number of         (7)  Sole Voting Power                  863,602(1)
Shares Bene-           ---------------------------------------------------------
ficially          (8)  Shared Voting Power                  -0-
Owned by               ---------------------------------------------------------
Each Report-      (9)  Sole Dispositive Power             863,602(1)
ing Person             ---------------------------------------------------------
With              (10) Shared Dispositive Power             -0-
--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                       863,602 (1)
--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                     [ ]
--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
                       9.16%
--------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)  CO

CUSIP No. 345458301

--------------------------------------------------------------------------------
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Petro Source Investments, Inc.
--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
     (3)  SEC Use Only

--------------------------------------------------------------------------------
     (4)  Source of Funds

          OO(2)
--------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                                                     [ ]
--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          Texas
--------------------------------------------------------------------------------
Number of         (7)  Sole Voting Power                    -0-
Shares Bene-           ---------------------------------------------------------
ficially          (8)  Shared Voting Power                863,602(1)
Owned by               ---------------------------------------------------------
Each Report-      (9)  Sole Dispositive Power               -0-
ing Person             ---------------------------------------------------------
With              (10) Shared Dispositive Power           863,602(1)
--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                       863,602 (1)
--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                     [ ]
--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
                       9.16%
--------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)  CO


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

CUSIP No. 345458301

--------------------------------------------------------------------------------
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          A. Howard McCollum
--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
     (3)  SEC Use Only

--------------------------------------------------------------------------------
     (4)  Source of Funds

          OO (2)
--------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                                                     [ ]
--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          Texas
--------------------------------------------------------------------------------
Number of         (7)  Sole Voting Power                    -0-
Shares Bene-           ---------------------------------------------------------
ficially          (8)  Shared Voting Power                863,602(1)(3)
Owned by               ---------------------------------------------------------
Each Report-      (9)  Sole Dispositive Power               -0-
ing Person             ---------------------------------------------------------
With              (10) Shared Dispositive Power           863,602(1)(3)
--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                       863,602 (1) (3)
--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                     [ ]
--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
                       9.16%
--------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)  IN

CUSIP No. 345458301

--------------------------------------------------------------------------------
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Harvey H. Cody III
--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
     (3)  SEC Use Only

--------------------------------------------------------------------------------
     (4)  Source of Funds

          OO (2)
--------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                                                     [ ]
--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          Texas
--------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power                -0-
Shares Bene-      --------------------------------------------------------------
ficially          (8)      Shared Voting Power            863,602(1)(3)
Owned by          --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power           -0-
ing Person        --------------------------------------------------------------
With              (10)     Shared Dispositive Power       863,602(1)(3)
--------------------------------------------------------------------------------
         (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                           863,602(1)(3)
--------------------------------------------------------------------------------
         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                     [ ]
--------------------------------------------------------------------------------
         (13) Percent of Class Represented by Amount in Row (11)
              9.16%
--------------------------------------------------------------------------------
         (14) Type of Reporting Person (See Instructions)  IN


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
        This Amendment No. 1 to Schedule 13D amends the initial statement on
Schedule 13D filed on March 9, 1999 (the "Initial Statement"). This Amendment No. 1 contains the entire text of the Initial Statement. The only change reflected in this Amendment No. 1 is the addition of signatures to page 11 and Exhibit A, the Joint Filing Agreement.

ITEM 1. SECURITY AND ISSUER

        The class of securities to which this statement relates is common stock, par value $.01 per share ("Common Stock"), of Foreland Corporation, a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is 12596 West Bayund, Suite 300, Lakewood, Colorado 80228-2019.

ITEM 2. IDENTITY AND BACKGROUND

        This statement on Schedule 13D is a joint filing made by Petro Source Corporation, a Utah corporation ("PSC"), Petro Source Investments, Inc., a Texas corporation ("PSI"), A. Howard McCollum and Harvey H. Cody III pursuant to a Joint Filing Agreement, a copy of which is attached hereto as Exhibit A. PSC is a wholly owned subsidiary of PSI. The principal business of PSC is hydrocarbon and CO2 transportation and marketing and project development. The principal business of PSI os owning stock of PSC. Information with respect to the executive officers, directors and controlling persons of PSC and PSI, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the schedule attached hereto as Schedule I, which is incorporated in this Schedule 13D by reference. The address of the principal business and office for both PSC and PSI is 9801 Westheimer, Suite 900, Houston, Texas 77042. A. Howard McCollum and Harvey H. Cody III are each a director, officer, and shareholder of PSI. The name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship for Messrs. McCollum and Cody is also included on Schedule I attached hereto.

        During the last five years, none of PSC, PSI, Mr. McCollum or Mr. Cody (collectively, the "Reporting Persons"), nor, to the best of PSC's and PSI's knowledge, any other executive officer, director or controlling person of PSC or PSI, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The Reporting Persons did not use any of their own funds in the acquisition of the Company common stock. The shares were transferred to PSC by the Company as partial consideration for the sale of substantially all of the assets of a wholly owned subsidiary of PSC to the Company. PSI, Mr. McCollum and Mr. Cody are filing this statement as a result of their indirect beneficial ownership in the Company common stock through PSI's ownership of PSC, and Mr. McCollum's and Mr. Cody's respective ownership interests in PSI.

ITEM 4. PURPOSE OF TRANSACTION

        PSC acquired all of the shares it owns of Company common stock as partial consideration from the Company for the sale of certain PSC assets. PSC's intent with respect to the common stock is to sell such shares and realize the cash value of the assets sold in such transaction.

        On December 31, 1997, PSC and the Company entered into an Option and Purchase Agreement , a copy of which is attached hereto as Exhibit B (the "Agreement"), respecting (a) the Company's option to purchase and (b) the Company's purchase from PSC, of the following assets: (i) the Eagle Springs Refinery located in Tonopah, Nevada; (ii) substantially all of PSC's assets related to the operations of the Eagle Springs Refinery; (iii) PSC's common carrier trucking operation conducted under the name Petrosource Transportation; and (iv) a roofing asphalt blower and associated equipment located at Fredonia, Arizona (collectively, the "PSC Assets"). Pursuant to the Agreement, the Company granted to PSC 130,000 unregistered shares of Company common stock as consideration for the option to purchase the PSC Assets (the "Purchase Option Shares"). As of December 31, 1997, PSC held 130,000 shares of Company common stock--approximately 1.53% of the total outstanding shares of Company common stock as of that date.

        In accordance with the provisions of the Agreement, the Company filed a registration statement on Form S-3 (SEC file no. 333-49471) on April 6, 1998, to register the sale of the Purchase Option Shares by PSC under the Securities Act of 1933. During April-July, PSC sold 54,650 of the Purchase Option Shares in open market transactions. Thereupon, PSC owned 75,350 shares Company common stock--approximately 0.88% of the total outstanding shares of Company common stock.

        On August 11, 1998, PSC and the Company entered into an Amendment to the Agreement, a copy of which is attached hereto as Exhibit C (the "Agreement Amendment"). Pursuant to the Agreement Amendment, the Company exercised its option to purchase the PSC Assets and granted to PSC an additional 863,602 unregistered shares of Company common stock as part of the purchase price for the PSC Assets (the "Closing Shares"). As of August 11, 1998, PSC held a total of 938,952 shares of Company common stock--approximately 9.98% of the total outstanding shares of Company common stock. This transaction was duly reported by the Company in a Current Report on Form 8-K filed on August 12, 1998.

        On January 29, 1999, PSC sold the 75,350 remaining Purchase Option Shares in an open market transaction. PSC owns 863,602 shares of Company common stock, consisting solely of the Closing Shares--approximately 9.16% of the total currently outstanding shares of Company common stock as of March 1, 1999. In accordance with the provisions of the Agreement Amendment, the Company filed a registration statement on Form S-3 (SEC file no. 333-69373) on December 21, 1998, to register the offer and sale of the Closing Shares by PSC under the Securities Act of 1933. PSC expects to sell the Closing Shares in open market transactions once the registration statement becomes effective.

        Upon the sale of all of the Closing Shares, PSC could be entitled to acquire additional shares of Company common stock. Pursuant to the Agreement Amendment, if the net proceeds from the sale of all of the Closing Shares is less than $2,676,332 plus interest at 10% per annum through December 31, 1998 and 15% per annum thereafter (the number of shares issued to PSC was based on the approximate trading price of the Company common stock of $3.50 per share) (the "Realizable Amount"), then, upon demand by PSC, the Company must either (i) pay the Deficiency (as defined below) in cash or (ii) deliver to PSC such additional shares of Company common stock as the Company estimates will yield net proceeds equal to meet the Deficiency (the "Additional Shares"). If the Additional Shares prove to be insufficient for PSC to realize in cash the Realizable Amount, PSC may demand that the Company pay the remaining uncompensated Deficiency in cash. For purposes of this Schedule 13D, the term "Deficiency" means the difference between the Realizable Amount and the aggregate amount received by PSC for the sale of all of the Closing Shares.

        The closing price per share of the Company common stock as of March 1, 1999 was $0.8438. If PSC were to sell all the Closing Shares at that price, it would receive gross proceeds of approximately $728,712. Upon demand, PSC would then be entitled, at the option of the Company, to receive either (i) a cash payment in the amount of at least approximately $1,947,620 or (ii) a grant of at least approximately 2,308,150 Additional Shares of Company common stock--which would equal approximately 19.68% of the total outstanding shares of Company common stock after the grant. There can be no assurance that PSC can sell the Closing Shares at the March 1, 1999 price. Indeed, given the high volatility of the Company common stock price on the Nasdaq SmallCap market, the low trading volume of the stock and recent developments affecting the Company's industry, it is likely that any sale by PSC of a significant amount of the Closing Shares would produce downward price pressure and thus reduce the amount received, which could entitle PSC to receive even a greater number of Additional Shares.

        The principal objective of PSC with respect to its holding of Company common stock is to receive cash in the Realizable Amount. The Board of Directors and management of PSC do not desire to hold any significant equity stake in the Company and do not currently intend to effect any kind of takeover or change in control of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        As of March 1, 1999, none of the directors or officers of PSC individually or as a group held any shares of Company common stock. All of the transactions in the Company common stock effected by PSC in the past 60 days are set forth on Schedule II hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        There are no arrangements among PSC, PSI, or any of their directors and officers respecting the shares of Company common stock owned by PSC.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A -- Joint Filing Agreement, dated as of March 5, 1999, by and among PSC, PSI, Mr. McCollum and Mr. Harvey.

        Exhibit B -- Option and Purchase Agreement dated December 31, 1997 between Petro Source Corporation and Foreland Corporation.

        Exhibit C -- Amendment to Option and Purchase Agreement dated August 11,
                     1998 between Petro Source Corporation and Foreland Corporation.

                                EXPLANATORY NOTES

(1) As of August 11, 1998, the Reporting Persons (defined herein) owned 938,952 shares of Foreland Corporation (the "Company") common stock. As of March 1, 1999, PSC owned 863,602 shares of Company common stock. The ownership history of the Reporting Persons (defined herein) with respect to Company common stock is more fully described under Item 4 "Purpose of Transaction."

(2) The Company common stock was obtained by PSC as partial consideration for an asset sale. See Item 4, "Purpose of Transaction."

(3) Mr. McCollum and Mr. Cody disclaim beneficial ownership of the shares reported in this statement.

     After reasonable inquiry and to the best of its or his current knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 5, 1999

                                          PETRO SOURCE CORPORATION


                                          By: /s/ A. HOWARD MCCOLLUM
                                             -----------------------------------
                                             A. Howard McCollum
                                             President


                                          PETRO SOURCE INVESTMENTS, INC.


                                          By: /s/ A. HOWARD MCCOLLUM
                                             -----------------------------------
                                             A. Howard McCollum
                                             President

                                             /s/ A. HOWARD MCCOLLUM
                                             -----------------------------------
                                             A. Howard McCollum

                                             /s/ HARVEY H. CODY III
                                             -----------------------------------
                                             Harvey H. Cody III

                                                                      SCHEDULE I

                  DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING
         SHAREHOLDERS OF PETRO SOURCE CORPORATION AND PETRO SOURCE, INC.

     The following table sets forth the name and principal occupation or employment and the organization in which such employment is conducted for each director, executive officer and controlling shareholder of Petro Source Corporation ("PSC") and Petro Source Investments, Inc. ("PSI"). Each such person is a citizen of the United States of America and the business address of each such person is c/o Petro Source Corporation, 9801 Westheimer, Suite 900, Houston, Texas 77042.


           Name                               Position with PSC                      Position with PSI
           ----                               -----------------                      -----------------

Petro Source Investments, Inc.           Sole Shareholder                                    --

A. Howard McCollum                       Director and President                Director, President, and 28%
                                                                               Shareholder

Harvey H. Cody III                       Director, Vice President and          Director, Vice President,
                                         Secretary                             Secretary, and 24% Shareholder

William L. Townsend                      Vice President                        Vice President and 5% Shareholder

James J. Burke III                       Director and Vice President           Director, Vice President and 8%
                                                                               Shareholder

                                                                     SCHEDULE II


                   TRANSACTIONS IN THE COMPANY'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS


January 25, 1999 -- Pursuant to an effective registration statement (SEC file
                    no. 333-49471), Petro Source Corporation sold 75,350 shares at $0.8923 per share of Company common stock in an open market transaction.

                                  EXHIBIT INDEX

        Exhibit A -- Joint Filing Agreement, dated as of March 5, 1999, by and among PSC, PSI, Mr. McCollum and Mr. Harvey.

        Exhibit B -- Option and Purchase Agreement dated December 31, 1997 between Petro Source Corporation and Foreland Corporation.

        Exhibit C -- Amendment to Option and Purchase Agreement dated August 11,
                     1998 between Petro Source Corporation and Foreland
                     Corporation.

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